EXHIBIT (b)(2)

AMANA MUTUAL FUNDS TRUST
Amendment to
BYLAWS

At a meeting duly called and held on March 9, 2026, all of the Trustees of Amana Mutual Funds Trust (the “Trust”), acting pursuant to Article IX of the Trust’s Bylaws approved amendments to the Bylaws revising the below sections to include “similar agents” in addition to “transfer agents” as follows:

ARTICLE II
Section 2.03. Notice of Meetings. The secretary or an assistant secretary shall call a meeting of Shareholders by order pursuant to Section 2.02 by giving written notice of the place, date and hour, and general nature of the business to be transacted at that meeting not less than ten (10) days before the date of the meeting, to each Shareholder entitled to vote at such meeting. Notice of any meeting of Shareholders shall be (i) given either by hand delivery, telephone, overnight courier, facsimile, telex, telecopier, electronic mail or other electronic means or by mail, postage prepaid, and (ii) addressed to the Shareholder at the address of that Shareholder appearing on the books of the Trust or its transfer or similar agent. Notice shall be deemed to have been given at the time when delivered personally, deposited in the mail or sent by telegram or other means of written communication or electronic submission. Notice of any Shareholders’ meeting need not be given to any Shareholder who shall sign a written waiver of such notice whether before or after the time of such meeting, which waiver shall be filed with the record of such meeting, or to any Shareholder who shall attend such meeting in person or by proxy. Irregularity in the notice of any meetings to, or the non-receipt of notice by, any of the Shareholders shall not invalidate any action otherwise by or at any such meeting.
ARTICLE VII
Section 7.03. Transfer of Shares. The Trustees shall make such rules as they consider appropriate for the transfer of shares and similar matters. To the extent certificates are issued in accordance with Section 7.01 hereof, upon surrender to the Trust or the transfer or similar agent of the Trust of such certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Trust to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.
ARTICLE VIII
Section 8.01. Inspection of Records and Reports.
The transfer or similar agent shall make, at least five days before any election of a Trustee by the Shareholders, a complete list of the Shareholders for each Fund of the Trust entitled by the Agreement to vote at such election, arranged in alphabetical order, with the address and number of Shares so entitled to vote held by each, which list shall be on file at the principal office of the Trust and subject to inspection by any Shareholder. Such list shall be produced and kept open at the time and place of election and subject to the inspection of any Shareholder during the holding of such election.

This Amendment shall constitute an amendment to the Trust Bylaws and, following execution by a majority of the Trustees, shall be effective on March 9, 2026. This amendment may be executed in several parts.
IN WITNESS WHEREOF, the undersigned Trustees have executed this amendment this 9th day of March, 2026.

Signature	Title	Date

/s/ Jane K. Carten Jane K. Carten	President; Trustee	March 9, 2026
/s/ Firas J. Al-Barzinji Firas J. Al-Barzinji	Trustee	March 9, 2026
/s/ Ronald H. Fielding Ronald H. Fielding	Trustee	March 9, 2026
/s/ Miles K. Davis Miles K. Davis	Trustee	March 9, 2026
/s/ Asma Y. Mirza Asma Y. Mirza	Trustee	March 9, 2026